  EXHIBIT 17.1

Amanda Murphy

15216 Lafayette Way, Tustin, CA 92782

(949) 350-1478

mandamurphy@icloud.com

Dear Scott:

I write in response to ShiftPixy’s disclosure on Form 8-K, filed with the SEC on March 21, 2024, concerning the reasons for my resignation from the Company’s Board of Directors after almost 4 years of service and over 8 years as an employee. The Company’s disclosure is deficient in that it fails to provide “a brief description of the circumstances representing the disagreement that the registrant believes caused, in whole or in part, the director’s resignation, refusal to stand for re- election or removal”, as required by the instructions accompanying Item 5.02(a)(iii). Therefore, I am submitting this letter to express my disagreement with the Company’s disclosure concerning the reasons for my resignation.

The truth is that I resigned due to your statement to me on March 6, 2024, in the presence of other ShiftPixy employees, that you were terminating my employment as Chief Operating Officer effective immediately based upon financial improprieties that I had committed. These allegations are entirely false and unsupported by the Company’s books and records, as admitted to me repeatedly since my departure by ShiftPixy’s Chief Financial Officer, Patrice Launay, and the Company’s General Counsel, Timothy Papp. I assume, therefore, that the true reason for my termination was the Company’s desire to withhold from me approximately $235,848.00 in accrued but unpaid compensation that I am owed. (Mr. Papp admitted to me in a recent telephone conversation that I am legally entitled to this sum, as well as $107,460.00 in accrued paid time off).

Mr. Papp’s admission is hardly surprising, given that this obligation is documented in the Company’s SEC filings and internal records. Specifically, at a Special Meeting convened on October 22, 2021, the ShiftPixy Board of Directors approved the following raises for you, me, former Chief Financial Officer Domonic Carney, and former General Counsel Robert Gans, as set forth below:

Scott W. Absher, CEO: Annual salary increase to $1,000,000 from $764,673, effective January 1, 2022. Management further recommends that Mr. Absher receive a one-time discretionary bonus in the amount of $500,000, payable as follows: (i) 50% upon Board approval; and (ii) 50% payable on January 1, 2022.

Domonic J. Carney, CFO: Annual salary increased to $750,000 from $474,152, effective January 1, 2022. Management further recommends that Mr. Carney receive a one-time discretionary bonus in the amount of $150,000, payable on January 1, 2022.

Robert S. Gans, General Counsel: Annual salary increase to $750,000 from $474,152, effective January 1, 2022. Management further recommends that Mr. Gans receive a one-time discretionary bonus in the amount of $150,000, payable on January 1, 2022.

Amanda Murphy, Director of Operations: Annual salary increase to $500,000 from $264,152, and promotion to Chief Operating Officer of the Company, effective January 1, 2022.

1

Amanda Murphy

15216 Lafayette Way, Tustin, CA 92782

(949) 350-1478

mandamurphy@icloud.com

The Board unanimously approved these raises, effective January 1, 2022, subject only to “the condition that no member of ShiftPixy management receive any form of direct compensation from any of the SPACs [sponsored by the Company] while employed by ShiftPixy.” (I have attached a copy of the approved Board minutes to this letter). These raises were further disclosed in the Company’s subsequent SEC filings, beginning with its Form 8-K filed October 27, 2021.1

Since that time, and notwithstanding your repeated assurances, I am the only member of ShiftPixy upper management who has not received the promised compensation, despite the obligation being accrued in the Company’s financial statements. Indeed, as disclosed in Notes 9 and 11 to ShiftPixy’s most recent Annual Report on Form 10-K, filed December 14, 2023, you received your raise and more, in the form of an option to acquire, (in exchange for a nominal payment of $5000), a total of $4.1 million of ShiftPixy capital stock, constituting more than five times the compensation you were owed. Mr. Carney also received the full amount of his raise and promised bonus, as documented in Section 3 of his Sabbatical Leave Agreement, (attached as Exhibit 10.1 to ShiftPixy’s Form 8-K, filed May 24, 2022), as did Mr. Gans.

It is heartbreaking to me that, after serving as one of the highest-ranking employees of ShiftPixy virtually since its formation, you have terminated my employment for pretextual, slanderous reasons that you know to be false, while also wrongfully depriving me of my compensation. I cannot fathom the reasons for your behavior, but I certainly hope that it is not due to any discriminatory intent on your part. While I would have found such disparate treatment to be inconceivable when I was elected to the Board as its only female and minority member nearly 4 years ago, I cannot ignore the fact that you and other influential employees of the Company have made anti-Asian and other anti-minority statements to me with increasing frequency over the past year. Be advised that I will hold the Company and all appropriate individuals responsible for any disparate treatment that is the result of discriminatory practices or intent, in violation of prevailing law.

 _________________________

1 As noted in the Form 8-K, the only other condition to granting the raises was “the consummation of the initial public offering of a special purpose acquisition company sponsored by ShiftPixy Investments Inc., a wholly-owned subsidiary of the Company, which condition was satisfied by the closing of the initial public offering of Industrial Human Capital Inc. (NYSE: AXHU) on October 22, 2021.”

2

Amanda Murphy

15216 Lafayette Way, Tustin, CA 92782

(949) 350-1478

mandamurphy@icloud.com

Please do not hesitate to contact me if you wish to discuss any aspect of this letter. I remind you that ShiftPixy is required to file an amended Form 8-K attaching this correspondence as an exhibit no later than April 3, 2024.

Very Truly Yours,

Amanda Murphy

Cc:	Whitney White, Director (Whitney.White@shiftpixy.com)
Christopher Sebes, Director (Christopher.Sebes@shiftpixy.com)
Martin Scott, Director (mscottcfo@aol.com)
Patrice Launay, Chief Financial Officer (Patrice.Launay@shiftpixy.com
Timothy Papp, General Counsel (Timothy.Papp@shiftpixy.com)
Gregory Sichenzia, Sichenzia Ross Ference Carmel LLP (gsichenzia@srfc.law)

3

APPROVED

Minutes of a Special Meeting of the

Board of Directors of

ShiftPixy, Inc.,

a Wyoming Corporation

A Special Meeting of the Board of Directors (the “Board”) of ShiftPixy, Inc. (the “Company”), was held on October 22, 2021, at 12:00 p.m. EDT.1 The meeting was held by videoconference.2

The following directors were present at the meeting, waiving notice of the meeting through participation:3 Scott W. Absher (the Company’s Board Chair and Chief Executive Officer); Whitney White; Christopher Sebes; Kenneth W. Weaver and Amanda Murphy (the Company’s Director of Operations). Also present by invitation were Domonic Carney, the Company’s Chief Financial Officer and Treasurer; and Robert S. Gans, the Company’s General Counsel and Secretary. It was determined that the number of persons in attendance, as a “majority of the Directors currently holding office,” constituted a quorum of the Board for purposes of voting at the meeting.4

Mr. Absher, presiding as Chair, called the meeting to order at 12:00 p.m. EDT.

Approval of Minutes

Upon motion duly made and seconded, the minutes of the special meeting of the Board, held on August 31, 2021, were approved.

 ___________________

1 Article III, Section 4 of the Bylaws; see also Section 17-16-820 of the Wyoming Business Corporation Act.

2 Article III, Section 8 of the Bylaws; see also Section 17-16-820 of the Wyoming Business Corporation Act.

3 Article III, Section 5 of the Bylaws; see also Section 17-16-823(b) of the Wyoming Business Corporation Act.

4 Article III, Section 6 of the Bylaws; see also Section 17-16-824(a) of the Wyoming Business Corporation Act; note that per Section 17-16-824(c), “[i]f a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the board of directors unless the articles of incorporation or bylaws require the vote of a greater number of directors;” see also Article III, Section 7 of the Bylaws.

Minutes of Meeting of Board of Directors – 20211022

SPAC Sponsorship Update and Ratification

Mr. Absher opened the meeting by advising the Board that the initial public offering of the Company’s sponsored special purpose acquisition company (“SPAC”), Industrial Human Capital, Inc. (“IHC”), had successfully closed earlier in the day for gross proceeds of $115 million. Mr. Absher reviewed the Company’s future business plans with respect to IHC, as well as the projected impact of IHC’s operations on the Company’s financial results, assuming that the Company ultimately enters into one or more client services agreements with IHC. Mr.

Absher also reviewed with the Board the Company’s financial sponsorship contribution to IHC’s initial public offering, which consisted primarily of the purchase of warrants to purchase IHC common stock in return for a capital contribution of approximately $4.7 million. A discussion ensued, during which Messrs. Absher, Carney and Gans addressed various questions to the Board’s satisfaction. At the conclusion of this discussion, the Board complimented Mr. Absher and the rest of the management team on their efforts in connection with IHC’s initial public offering and in executing the Company’s business plan. Accordingly, on motion duly made and seconded, the Board ratified the Company’s actions with respect to IHC to date, including its capital contribution to IHC in connection with the initial public offering.

Minutes of Meeting of Board of Directors – 20211022

Compensation Committee Report and Recommendation

Mr. Absher next recognized Mr. White, who, as Chair of the Compensation Committee, presented the committee’s recommendations as a result of its annual review procedures. Mr. White noted that the committee met on September 29, during which it received a presentation from Messrs. Gans and Carney, on behalf of management, reviewing the Company’s accomplishments during the fiscal year ended August 31, 2021 (“Fiscal 2021”), including the following: (i) corporate reorganization under three principal operating segments (Human Capital, ShiftPixy Labs, and ShiftPixy Investments); (ii) activities related to the launch of four SPACs; and (iii) capital raises totaling $24 million. Mr. White further noted that management provided an overview of the Company’s planned activities for the current fiscal year, including the following: (i) imminent initial public offerings of the various SPACs, (including IHC, which has now been completed), and consummation of initial business combinations for each SPAC; (ii) multiple capital raises to fund the SPAC activities; and (iii) commercial launch of various ShiftPixy Ghost Kitchen brands. The committee also received input from Mr. Carney regarding the projected impact of the successful completion of these activities on the Company’s financial results and market capitalization, which is expected to be significantly positive in all respects, as well as various cost savings and efficiencies that the Company anticipates realizing in the future in connection with the SPACs.

Mr. White explained that, based on the foregoing, management was seeking the following compensation adjustments for certain key personnel, based not only on the Company’s accomplishments over the past fiscal year, but also based on the demands that would be placed on management for the foreseeable future as the Company continues to implement its business plan and create a national footprint:

Scott W. Absher, CEO: Annual salary increase to $1,000,000 from $764.673, effective January 1, 2022. Management further recommends that Mr. Absher receive a one-time discretionary bonus in the amount of $500,000, payable as follows: (i) 50% upon Board approval; and (ii) 50% payable on January 1, 2022.

Domonic J. Carney, CFO: Annual salary increased to $750,000 from $474,152, effective January 1, 2022. Management further recommends that Mr. Carney receive a one-time discretionary bonus in the amount of $150,000, payable on January 1, 2022.

Robert S. Gans, General Counsel: Annual salary increase to $750,000 from $474,152, effective January 1, 2022. Management further recommends that Mr. Gans receive a one-time discretionary bonus in the amount of $150,000, payable on January 1, 2022.

Minutes of Meeting of Board of Directors – 20211022

Amanda Murphy, Director of Operations: Annual salary increase to $500,000 from $264,152, and promotion to Chief Operating Officer of the Company, effective January 1, 2022.

Amy Wang, Director of Marketing: Annual salary increase to $400,000 from $264,152, effective January 1, 2022.

Doug Moss, Chief Technology Officer: Annual salary increase to $400,000 from $264,152, effective January 1, 2022, contingent upon the achievement by Mr. Moss of certain goals to be set by the CEO.

Mr. White stated that the members of the committee directed numerous questions to Messrs. Gans and Carney regarding specific elements of management’s presentation, including the projected financial impact on the Company of the various activities outlined, the projected cost savings discussed, and peer group comparisons, all of which were answered to the Committee’s satisfaction. The members of the Committee then excused Messrs. Gans and Carney from the meeting, and considered management’s presentation in their absence. Mr. White reported that, after considering the matters presented, the members of the Committee agreed that they were highly satisfied with management’s performance, and that the proposed adjustments were reasonable in relation to management’s performance and added responsibilities. Mr. White also remarked that the committee believed that the proposed compensation adjustments should be conditioned upon achievement of a significant milestone connected with the launch of the SPACs, but noted that the completion of the IHC initial public offering satisfied this condition in the committee’s judgment. Mr. White concluded that, based on the foregoing, the committee recommended that the Board adopt management’s recommendations, as set forth above, on the condition that no member of ShiftPixy management receive any form of direct compensation from any of the SPACs while employed by ShiftPixy.

Minutes of Meeting of Board of Directors – 20211022

A discussion ensued, during which the members of management present recused themselves from participation except to address questions from the independent directors in attendance. At the conclusion of this discussion, on motion duly made and seconded, and with Mr. Absher and Ms. Murphy abstaining, the Board approved the compensation adjustments recommended by the Compensation Committee, as set forth above, on the effective dates set forth above, on condition that no member of the Company’s management receive any form of compensation from any SPAC sponsored by the Company while simultaneously receiving compensation from the Company.

Proposed Insider Trading Policy Waiver

The Board next considered a request by Mr. Absher to engage in a stock loan transaction on a date certain in the future that does not occur during a “trading window”, (as defined under the Company’s Insider Trading Policy (the “Policy”), but otherwise conforms in all material respects to the Policy. Mr. Gans reviewed the terms of the proposed stock loan transaction for the Board as well as the terms of the Policy. Mr. Gans also noted that he had previously met and reviewed the terms of the transaction with the independent members of the Board, and had provided legal advice to them regarding matters associated with the proposed transaction. Mr. Gans further reported that, after consideration of the matter, including the legal advice provided, the independent members of the Board had executed a written consent approving the proposed transaction prior to the meeting, as required by the Policy.

Mr. Gans reviewed the terms of the written consent with the entire Board, which includes an explanation of the background and rationale for the proposed transaction, as well as the principal terms of the proposed transaction itself, and provided certain legal advice relevant to the matter under consideration to the Board. A discussion ensued from which Mr. Absher recused himself other than to address questions from the other members of the Board. At the conclusion of this discussion, on motion duly made and seconded, and with Mr. Absher abstaining, the Board approved the proposed stock loan transaction pursuant to the terms adopted by the independent directors in their written consent, effective October 22, 2021, a true and correct copy of which is annexed hereto as Exhibit A.

Minutes of Meeting of Board of Directors – 20211022

Severance of Ties with J. Stephen Holmes

Mr. Absher next reviewed certain recent events involving the Company’s co-founder, J. Stephen Holmes. Mr. Absher reported that, in the course of ongoing litigation involving a former employee of the Company, tape recordings of telephone conversations from early 2020 between Mr. Holmes and the former employee had surfaced, in which Mr. Holmes not only made various derogatory comments and false statements about the Company and Mr. Absher, but also indicated an intent to take various actions that were contrary to the best interests of the Company. (A full and complete transcript of each of the taped telephone conversations was circulated to the members of the Board for their review in advance of the meeting). Mr. Absher reviewed the substance of the conversations in detail, along with the circumstances under which he had recently become aware of their existence. Mr. Absher further noted that he had confronted Mr. Holmes regarding the substance of the recordings, which Mr. Holmes admitted were accurate.

At Mr. Absher’s request, Mr. Gans provided legal advice to the Board, which included an analysis of the potential consequences of Mr. Holmes’ statements and conduct on the Company, as reflected in the tape recorded conversations. Mr. Gans also reminded the Board that, while Mr. Holmes is not an employee of the Company, he currently receives annual payments totaling $750,000 by virtue of his role as an independent contractor. Mr. Gans further noted that the Company recently issued Mr. Holmes options (the “Preferred Options”) to purchase 11.79 million shares of the Company’s preferred stock at a nominal price of $0.0001 per share, which shares are exchangeable into an equal number of shares of the Company’s common stock. Mr. Gans noted that Mr. Holmes would likely be in a position to exercise considerable control and influence over the Company’s affairs in the future were he to exercise the Preferred Option.

Minutes of Meeting of Board of Directors – 20211022

Following Mr. Gans’ presentation, Mr. Absher suggested that the Board consider severing all ties with Mr. Holmes, and take further action to ensure that he does not have the ability to exert control over the Company’s affairs in the future. A discussion ensued, during which the members of the Board expressed the unanimous view that Mr. Holmes’ conduct had placed the Company at significant risk of harm, and raised substantial doubt as to whether Mr. Holmes would act in the best interests of the Company in the future. (As part of this discussion, Mr. Absher noted that Mr. Holmes’ job performance had fallen well below expectations in his opinion, and no longer merited the compensation he received from the Company as an independent contractor). Accordingly, the Board concluded that it would be in the best interests of the Company to sever all ties with Mr. Holmes as soon as possible, and to take whatever actions were necessary and appropriate to ensure that he would not be in a position to exercise any degree of control over the Company’s affairs in the future.

At the request of the Board, Mr. Gans provided legal advice concerning various options by which the Company could terminate its relationship with Mr. Holmes, as well as the possible consequences of each course of action. As part of his presentation, Mr. Gans reviewed the terms of a Board resolution providing for both the termination of the Company’s independent contractor relationship with Mr. Holmes and the cancellation of the Preferred Option. (A copy of the resolution, substantially in the form attached hereto as Exhibit B, was circulated to the members of the Board in advance of the meeting).

Minutes of Meeting of Board of Directors – 20211022

A discussion of the resolution and its possible consequences followed, during which Mr. Gans responded to multiple questions to the Board’s satisfaction. At the conclusion of this discussion, on motion duly made and seconded, the Board unanimously resolved to direct the Company to sever all ties with Mr. Holmes, and to cancel the Preferred Option, pursuant to the terms of the resolution attached hereto as Exhibit B.

Other Business

None.

Adjournment

There being no other business, the meeting was adjourned at 12:45 p.m. EDT. It was noted that the next regular meeting of the Board is scheduled to take place on Friday, November 5, 2021, at 4:00 p.m. EDT, by videoconference.

Respectfully Submitted,

Robert S. Gans

Secretary and General Counsel

Minutes of Meeting of Board of Directors – 20211022